Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6600 www.gibsondunn.com

October 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Benjamin Holt

Re:	Dynamix Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed August 12, 2024 File No. 333-280719

Dear Mr. Holt:

On behalf of Dynamix Corporation, a Cayman Islands exempted company (the “Company” or the “SPAC”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated September 11, 2024 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 12, 2024. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is filing the Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the originally filed Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings in the Amendment.

Cover Page

1.	We note your response to prior comment 1 and the addition of the address of the company’s principal executive office to the cover page of the registration statement. However, we also note that you continue to state on pages 18 and 152 that you do not currently have a principal executive office. Please revise or advise to reconcile this inconsistency. Please also revise, as appropriate, to update or remove footnote 1 of the cover page of the registration statement, because it suggests that shareholder and regulatory communications may not be sent to the address you have identified as your principal executive office.

We acknowledge the Staff’s comment and advise the Staff that we have provided the address of our principal executive office on the cover page of the Amendment. We have also revised disclosure on pages 18 and 151 of the Amendment.

U.S. Securities and Exchange Commission Page 2	October 9, 2024

Summary

Our Management and Board of Directors, page 10

2.

We acknowledge your revised disclosures in response to prior comment 8. Please further revise to disclose the initial public offering amount for ESGEN and quantify the amount of financing entered into in connection with the consummation of the initial business combination.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been updated on pages 10 and 122 of the Amendment to address the Staff’s comments.

We may issue additional Class A ordinary shares…….., page 68

3.

We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

We acknowledge the Staff’s comment and advise the Staff that disclosure has been included on page 68 of the Amendment to address the Staff’s comments.

Risk Factors

Risks Relating to our Management Team, page 84

4.	We note the revised disclosure on page 9 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

We acknowledge the Staff’s comment and respectfully note that we have revised disclosure on pages 9 and 121 of the Amendment to clarify that (i) there are no restrictions on the managing member’s ability to transfer equity interests held by the managing member or otherwise consent to a transfer by another member and (ii) transfers of equity interests in the sponsor or its direct or indirect parent entities may result in a change of ownership or control of the sponsor. We also respectfully note that the first two risk factors under “Risks Relating to our Management Team” address risks relating to loss of key management personnel prior to and after the completion of a business combination.

U.S. Securities and Exchange Commission Page 3	October 9, 2024

In addition, please note that the sponsor is (i) restricted from transferring founder shares, private placement warrants and any Class A ordinary shares issued upon conversion or exercise thereof prior to the completion of a business combination and (ii) subject to the additional limitations on transfer that are set forth in the letter agreement, as described on pages 9, 120, 121, 165, 166, 167, 204 and 205 of the Amendment. Also, any forfeiture, transfer or exchange of founder shares, private placement warrants or any of the SPAC’s other securities, any earn-outs or other restrictions relating to such securities, or amendment of the terms thereof, the post-business combination management team and board composition (including any changes from the SPAC’s existing management or board of directors) will be disclosed in the merger proxy delivered to the SPAC’s shareholders in connection with their approval for any business combination.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale
GIBSON, DUNN & CRUTCHER LLP

cc:	Andrea Bernatova, Chief Executive Officer
Evan D’Amico, Gibson, Dunn & Crutcher LLP